EXHIBIT 99.1


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Press Release                                        Source: Seabridge Gold Inc.

Seabridge Gold Reports Updated Open Pit Scenarios for KSM Project

Expanded Pit Option Extends Estimated Mine Life from 30 to 48 Years Gold Grades and Strip Ratio Improve over 2008 Study in First 30 Years of Mine Life On

Wednesday June 10, 2009, 8:00 am

EDT TORONTO, CANADA--(MARKET WIRE)--Jun 10, 2009 -- Seabridge Gold (Toronto:SEA.TO - News)(SA - News) announced today that Moose Mountain Technical Services ("MMTS") has completed updated economic pit limits for the Mitchell, Sulphurets and Kerr zones at its 100% owned KSM project. The 2008 Preliminary Assessment will now be updated to incorporate the new pit scenarios along with revised capital and operating cost estimates.

As background, in December 2008 Seabridge announced the results of a National Instrument 43-101 Preliminary Assessment (the "2008 PA") which demonstrated the potential to develop a large tonnage, open pit mining operation at KSM with a projected operating mine life of approximately 30 years (see news release dated December 1, 2008). The 2008 PA did not incorporate drill results from the 2008 KSM drill program. In March 2009, Seabridge announced updated National Instrument 43-101 resource estimates for the KSM project which significantly increased and upgraded the resource estimates incorporated in the 2008 PA. MMTS relied on these new estimates in the preparation of the updated open pit scenarios.

In its analysis, MMTS generated two scenarios: (i) a 30 year mine life consisting of smaller pits for all three zones to maximize a 5% net present value discounted mining schedule (the "30 Year" scenario); and (ii) a 48 year mine life based on larger pits for all three zones to maximize total undiscounted net cash flow for the project (the "48 Year" scenario). MMTS notes that both the 30 Year and 48 Year scenarios will follow a similar development path and that capital payback will occur in the same time frame for both scenarios. Although the 48 Year scenario provides useful information, Seabridge will be proceeding, as originally planned, with the 30 Year scenario in the preparation of a Preliminary Feasibility Study and its ongoing permitting program.


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Comparisons of these new pit scenarios with the 2008 PA are as follows:

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            Mineralized                       In Situ Grades(i)
               Material       ----------------------------------------------
Pit        above cutoff         Gold       Copper       Silver         Moly
Scenario    (000 tonnes)(i)     (g/T)          (%)        (g/T)          (%)
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2008 PA       1,412,285         0.60        0.225         2.10       0.0040
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30 Year       1,367,702         0.62        0.210         2.20       0.0053
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48 Year       2,062,665         0.59        0.193         2.60       0.0057
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Pit               Waste      Strip      Contained Gold     Contained Copper
Scenario    (000 tonnes)     Ratio     (million ounces)     (million pounds)
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2008 PA       2,497,325       1.77                27.2                7,005
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30 Year       2,117,450       1.55                27.1                6,332
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48 Year       5,294,872       2.57                39.0                8,776
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(i) Mining loss or dilution not included

Seabridge Gold President and CEO Rudi Fronk noted that "an updated Preliminary Assessment now scheduled for completion in July of this year will provide economic projections for both pit scenarios. Drilling this year should upgrade all remaining inferred resources in the 30 Year pit - about 281 million tonnes - to the measured and indicated categories which will allow us to complete a Preliminary Feasibility Study and book reserves by the end of the first quarter of next year".

The new economic pit limits prepared by MMTS incorporate updated processing and G&A cost estimates for the project as well as updated pit slope angles as supplied by BGC Engineering. In building the new economic pit limits, MMTS used commodity prices of US$750 per ounce gold, US$2.00 per pound copper, US$12.50 per ounce silver and US$12.50 per pound molybdenum. MMTS used the revised metal recoveries developed in the 2008 PA.

Seabridge notes that the mining scenarios referred to in this news release currently incorporate inferred mineral resources which are considered too geologically speculative to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the 2008 PA will be realized. To address this issue, Seabridge is now designing a 2009 KSM drill program to upgrade inferred resources in the mine plans to the measured and indicated categories.

Jim Gray of MMTS, a Qualified Person under National Instrument 43-101, has reviewed this news release.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).


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      KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

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                                   Measured Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
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Mitchell               579,300     0.66     12,292     0.18           2,298
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Sulphurets                            No measured resources
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Kerr                                  No measured resources
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Total                  579,300     0.66     12,292     0.18           2,298
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----------------------------------------------------------------------------
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                                   Indicated Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
----------------------------------------------------------------------------
Mitchell               930,600     0.62     18,550     0.18           3,692
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Sulphurets              87,300     0.72      2,021     0.27             520
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Kerr                   225,300     0.23      1,666     0.41           2,036
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Total                1,243,200     0.56     22,237     0.23           6,248
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----------------------------------------------------------------------------
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                                  Measured plus Indicated Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
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Mitchell             1,509,900     0.64     30,842     0.18           5,990
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Sulphurets              87,300     0.72      2,021     0.27             520
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Kerr                   225,300     0.23      1,666     0.41           2,036
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Total                1,822,500     0.59     34,529     0.21           8,546
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----------------------------------------------------------------------------
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                                     Inferred Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
----------------------------------------------------------------------------
Mitchell               514,900     0.51      8,442     0.14           1,589
Sulphurets             160,900     0.63      3,259     0.17             603
Kerr                    69,900     0.18        405     0.39             601
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Total                  745,700     0.50     12,106     0.17           2,793
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Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be


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present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

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Contact:

     Contacts:
     Seabridge Gold Inc.
     Rudi P. Fronk
     President and C.E.O.
     (416) 367-9292
     (416) 367-2711 (FAX)
     Email: info@seabridgegold.net
     Website: http://www.seabridgegold.net